Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel: 604 247 4400
Fax: 604 247 0512

News Release

July 29, 2008

Positive pricing momentum evident in Catalyst Q2 results

Richmond, (BC) – Catalyst Paper (TSX:CTL) recorded a net loss of $124.3 million ($0.34 per common share) on sales of $452.9 million in the second quarter. Results were significantly impacted by an after-tax impairment charge of $101.0 million related to the closure of the Elk Falls pulp and white top linerboard operation in November. Net loss before specific items in the second quarter was $22.7 million ($0.06 per common share) compared to $21.8 million ($0.10 per common share) in the previous quarter.

Earnings before interest, taxes, depreciation and amortization (EBITDA) in the second quarter were $29.5 million compared to $12.1 million in the first quarter. This primarily reflected lower restructuring costs of $1.2 million compared to $14.6 million in the first quarter and higher product prices which more than offset the negative impact of the Canadian dollar and higher input costs. EBITDA before specific items was $30.7 million, compared to $26.7 million in the first quarter.

“We realized positive cash flow from operations and pricing momentum was maintained in the second quarter,” said Richard Garneau, president and chief executive officer. “While this helped offset the twin challenges of declining paper consumption and inflationary input costs it could not make up for the permanent disappearance of traditional sawdust fibre supply. This was the primary factor in our recent decision to shut down pulp and white top linerboard operations at Elk Falls later this year.”

The fibre shortage which has persisted since late 2007 intensified in the second quarter of 2008 as the US housing crisis caused sawmills throughout Catalyst’s fibre supply region to shut permanently, reduce, or divert production. Market supply remained tight as industry capacity kept pace with reduced paper demand and a decline in print advertising due to the overall US economic slowdown.

Paper markets were mixed. Previously announced price increases were largely or partially implemented across all grades. Further price increases for most paper products were announced to take effect July 1 including US$60 per tonne on directory spot volume and an additional US$60 per tonne on newsprint phased in through the third quarter. Pulp and white top linerboard markets were steady in the second quarter and demand for Northern Bleached Softwood Kraft (NBSK) pulp is expected to remain in balance for the remainder of the year.

Business integration and restructuring continued in the second quarter with the successful completion of the Snowflake mill acquisition on April 10 which added 63,100 tonnes of recycle newsprint to the production mix in the second quarter. Further workforce adjustments affecting some 227 positions at the Crofton and Elk Falls mills began in May as Catalyst continued to reduce its overall cost structure.

Looking ahead, lumber markets are expected to remain weak through the balance of 2008. This will continue to put a strain on fibre availability and the company will adjust production as required. As a result of the weaker coated market, Port Alberni mill reduced coated production in late June and has run uncoated mechanical grades on the No. 5 paper machine for eight days in July. The company will continue to take full advantage of machine flexibility to shift production between grades as market demand dictates.

Selected Financial Highlights

(In millions of dollars, except where otherwise stated)
	2008			2007
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$852.4	$452.9	$399.5	$1,714.6	$381.0	$413.7	$441.8	$478.1
Operating earnings (loss)	(182.9)	(153.3)	(29.6)	(149.4)	(27.7)	(44.3)	(46.7)	(30.7)
EBITDA [1]	41.6	29.5	12.1	27.0	15.1	(0.3)	(1.9)	14.1
– before specific items [1]	57.4	30.7	26.7	116.7	28.8	37.4	17.4	33.1
Net earnings (loss)	(161.7)	(124.3)	(37.4)	(31.6)	12.4	(18.6)	0.2	(25.6)
– before specific items [1]	(44.5)	(22.7)	(21.8)	(89.3)	(20.9)	(16.9)	(31.8)	(19.7)
EBITDA margin [1,2]	4.9%	6.5%	3.0%	1.6%	4.0%	(0.1%)	(0.4%)	2.9%
– before specific items [1,2]	6.7%	6.8%	6.7%	6.5%	6.6%	8.5%	3.9%	6.9%
Net earnings (loss) per share (in dollars) – basic and diluted	$(0.56)	$(0.34)	$(0.17)	$(0.15)	$0.06	$(0.09)	$0.00	$(0.12)
– before specific items (in dollars) – basic and diluted [1]	(0.15)	(0.06)	(0.10)	(0.42)	(0.10)	(0.08)	(0.15)	(0.09)

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items are non-GAAP measures.  Refer to Q2 2008 MD&A – Section 7, “Non-GAAP Measures” for further details.

2
EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Q2 2008 MD&A – Section 7, “Non-GAAP Measures” for further details.

Further Quarterly Results Materials

This release, a summary slide presentation, and full quarterly report (MD&A, financial statements and accompanying notes) are available on our web site at www.catalystpaper.com/Investors.  The full quarterly report is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst is the largest producer of specialty printing papers and newsprint in Western North America and also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. The company’s six mills have a combined annual capacity of 2.8 million tonnes of production. Catalyst is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.

Richard Garneau, president and CEO and David Smales, vice-president, finance and CFO will hold a conference call with financial analysts and institutional investors on Wednesday, July 30, 2008 at 11 a.m. ET, 8 a.m. PT to present the company’s second-quarter results. Media and other interested people may listen to the live broadcast at www.catalystpaper.com/conferencecall.asp.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions, fibre availability, product pricing, production flexibility and courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and uncertainties” in the management’s discussion and analysis contained in Catalyst’s first quarter 2008 interim report available at www.sedar.com.

Investors	Media

David Smales	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
(604) 247-4713	(604) 247-4713